Exhibit 3.9

CERTIFICATE OF FORMATION

OF

LGAC LLC

1. The name of the limited liability company is LGAC LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate may be made effective on the date of filing.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of LGAC LLC this 29th day of June, 2000.

/s/ Arthur H. Smith
Arthur H. Smith, Secretary

DE083 - 5/5/00 CT System Online